EXHIBIT 20.1



                                                 [HANOVER DIRECT LOGO]
FOR IMMEDIATE RELEASE
CONTACT: Hanover Direct, Inc.                            The MWW Group
         Thomas C. Shull                                 Rich Tauberman
         President & Chief Executive Officer                Tel: (201) 507-9500
         Tel: (201) 272-3106

                     Hanover Direct Announces Improvement in
                              Third Quarter Results

EDGEWATER, NJ, November 8, 2002 -Hanover Direct, Inc. today announced operating results for the 13- and 39-weeks ended September 28, 2002.

Hanover Direct reported a net loss of $(4.2) million for the 13- weeks ended September 28, 2002, an improvement of $2.6 million from the net loss of $(6.8) million for the comparable period last year. EBITDA improved over the comparable period in 2001 by $1.9 million to a loss of $(1.4) million for the 13-weeks ended September 28, 2002.

The Company reported a net loss of $(4.2) million for the 39-weeks ended September 28, 2002 compared with a net loss of $(1.7) million for the comparable period last year. The net loss was identical for the 13- and 39- weeks, due to the breakeven results for the first half of 2002. The results for the 39-week periods ended September 28, 2002 and September 29, 2001 include $0.3 million and $24.3 million, respectively, in after tax gains resulting from the sale of the Improvements business and the Kindig Lane Property. Without consideration of these gains, net loss for the 39-weeks ended September 28, 2002 improved by $21.5 million over the comparable period in 2001. EBITDA for the 39-weeks ended September 28, 2002 was $5.0 million versus $16.9 million for the comparable period in the prior year and, prior to the recognition of the Improvements and Kindig Lane gains, increased by $18.3 million over the comparable period in 2001.

Net revenues decreased $11.4 million (9.7%) for the 13-week period ended September 28, 2002 to $106.0 million from $117.4 million for the comparable period in 2001. The decrease in net revenues is due principally to softness in demand primarily related to certain brands and reductions in unprofitable circulation. For the 39-week period ended September 28, 2002, net revenues decreased $65.8 million (16.7%) to $329.4 million from $395.2 million for the comparable period in 2001. This decrease was due in part to the sale of the Improvements business on June 29, 2001, which accounted for $34.1 million of the reduction. The discontinuance of the Domestications Kitchen & Garden, Kitchen & Home, Encore and Turiya catalogs contributed an additional $6.2 million to the reduction. The remaining balance of the decrease in net revenues can be attributed to softness in demand primarily related to certain brands and reductions in unprofitable circulation.

Net (loss) per common share was $(.06) and $(.11) for the 13- and 39-weeks ended September 28, 2002, respectively. The per share amounts were calculated after deducting the Series B Preferred Stock redemption price increase of $4.2 million for the 13- weeks period and $10.6 million for the 39- weeks period. The weighted average number of shares outstanding used in the per share calculation was 138,315,800 for the 13-week period and 138,268,327 for the 39-week period ended September 28, 2002.

A conference call with the management of Hanover Direct, Inc. to review the Fiscal 2002 third quarter and year-to-date operating results will be held on Friday, November 8, 2002 at 10:00 a.m. Eastern Time. If you would like to participate in the call, please call 800-633-8538 (domestic) or 212-346-6439 (international) between 9:50 a.m. and 9:55 a.m. Eastern Time. A replay of the conference call will be available one hour after the call until 11:00 p.m. Eastern Time on November 9, 2002 and can be accessed by calling 800-633-8284 (domestic) or 402-977-9140 (international), Access Code #21014285.

ABOUT HANOVER DIRECT, INC.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including Domestications, The Company Store, Company Kids, Silhouettes, International Male, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. erizon, Inc. is comprised of Keystone Internet Services, Inc. (WWW.KEYSTONEINTERNET.COM), the Company's third party fulfillment operation, and also provides the logistical, IT and fulfillment needs of Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at WWW.HANOVERDIRECT.COM.



================================================================================


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                      HANOVER DIRECT, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 (In thousands of dollars, except share amounts)



                                                      September 28,  December 29,
                                                           2002          2001
                                                      ------------    ---------
                                                      (Unaudited)

                                  ASSETS
CURRENT ASSETS:
      Cash and cash equivalents                         $     959     $   1,121
      Accounts receivable, net                             15,593        19,456
      Inventories                                          58,251        59,223
      Prepaid catalog costs                                18,851        14,620
      Deferred tax asset, net                               3,300         3,300
      Other current assets                                  3,169         3,000
                                                        ---------     ---------
         Total Current Assets                             100,123       100,720
                                                        ---------     ---------

PROPERTY AND EQUIPMENT, AT COST:
      Land                                                  4,395         4,509
      Buildings and building improvements                  18,205        18,205
      Leasehold improvements                                9,917        12,466
      Furniture, fixtures and equipment                    56,489        59,287
                                                        ---------     ---------
                                                           89,006        94,467
      Accumulated depreciation and amortization           (58,556)      (60,235)
                                                        ---------     ---------
           Property and equipment, net                     30,450        34,232
                                                        ---------     ---------
Goodwill, net                                               9,278         9,278
Deferred tax asset, net                                    11,700        11,700
Other assets                                                1,152         1,731
                                                        ---------     ---------
         Total Assets                                   $ 152,703     $ 157,661
                                                        =========     =========

                      HANOVER DIRECT, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
                 (In thousands of dollars, except share amounts)



                                                                           September 28,  December 29,
                                                                               2002          2001
                                                                          -------------   ----------
                                                                            (Unaudited)
                   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
     Current portion of long-term debt and capital lease obligations          $   3,802    $   3,162
     Accounts payable                                                            45,488       46,348
     Accrued liabilities                                                         19,440       25,132
     Customer prepayments and credits                                             7,398        5,143
                                                                              ---------    ---------
              Total Current Liabilities                                          76,128       79,785
                                                                              ---------    ---------
NON-CURRENT LIABILITIES:
     Long-term debt                                                              30,400       26,548
     Other                                                                        8,319       10,233
                                                                              ---------    ---------
              Total Non-current Liabilities                                      38,719       36,781
                                                                              ---------    ---------
              Total Liabilities                                                 114,847      116,566
                                                                              ---------    ---------
SERIES B PARTICIPATING PREFERRED STOCK, authorized, issued and outstanding,
1,622,111 shares at September 28, 2002 and December 29, 2001                     87,416       76,823
SHAREHOLDERS' EQUITY (DEFICIENCY):
     Common Stock, $.66 2/3 par value, 300,000,000 shares authorized;
     140,436,729 shares issued and outstanding at September 28, 2002 and
     140,336,729 shares
     issued and outstanding at December 29, 2001                                 93,625       93,558
     Capital in excess of par value                                             341,864      351,558
     Accumulated deficit                                                       (481,703)    (477,497)
                                                                               ---------    ---------
                                                                                (46,214)     (32,381)
                                                                              ---------    ---------
Less:
     Treasury stock, at cost (2,120,929 shares at September 28, 2002 and
        2,100,929 shares at December 29, 2001)                                   (2,996)      (2,942)
     Notes receivable from sale of Common Stock                                    (350)        (405)
                                                                              ---------    ---------
              Total Shareholders' Deficiency                                    (49,560)     (35,728)
                                                                              ---------    ---------
              Total Liabilities and Shareholders' Equity                      $ 152,703    $ 157,661
                                                                              =========    =========





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                      HANOVER DIRECT, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
               (In thousands of dollars, except per share amounts)
                                   (Unaudited)


                                                   For the 13- Weeks Ended          For the 39- Weeks Ended
                                                 ----------------------------    ---------------------------
                                                  September 28,  September 29,    September 28,  September 29
                                                     2002           2001              2002          2001
                                                 ------------- ------------         ---------    ---------
NET REVENUES                                        $ 106,030    $ 117,431          $ 329,393    $ 395,232
                                                    ---------    ---------          ---------    ---------

OPERATING COSTS AND EXPENSES:
     Cost of sales and operating expenses              68,890       76,887            210,379      252,502
     Special charges                                    1,463          -                1,696        6,081
     Selling expenses                                  25,355       30,435             76,554      107,491
     General and administrative expenses               11,834       13,654             36,806       44,350
     Depreciation and amortization                      1,393        1,780              4,376        5,679
                                                    ---------    ---------          ---------    ---------
                                                      108,935      122,756            329,811      416,103
                                                    ---------    ---------          ---------    ---------

LOSS FROM OPERATIONS                                   (2,905)      (5,325)              (418)     (20,871)
     Gain on sale of Improvements                         -            -                  318       22,818
     Gain on sale of Kindig Lane                          -            -                  -          1,529
                                                    ---------    ---------          ---------    ---------

(LOSS) INCOME BEFORE INTEREST AND
INCOME TAXES                                           (2,905)      (5,325)              (100)       3,476
     Interest expense, net                              1,277        1,451              4,016        5,102
                                                    ---------    ---------          ---------    ---------
LOSS BEFORE INCOME TAXES                               (4,182)      (6,776)            (4,116)      (1,626)
     Income tax provision                                  30           30                 90           90
                                                    ---------    ---------          ---------    ---------
NET LOSS AND COMPREHENSIVE
LOSS                                                   (4,212)      (6,806)            (4,206)      (1,716)

     Preferred stock dividends and accretion            4,185        3,092             10,593        8,956
                                                    ---------    ---------          ---------    ---------

NET LOSS APPLICABLE TO COMMON
SHAREHOLDERS                                        $  (8,397)   $  (9,898)         $ (14,799)   $ (10,672)
                                                    =========    =========          =========    =========

NET LOSS PER COMMON SHARE:
     Net loss per common share - basic and
     diluted                                        $    (.06)   $    (.05)         $    (.11)   $    (.05)
                                                    =========    =========          =========    =========
     Weighted average common shares outstanding -
     basic (thousands)                                138,316      212,186            138,268      212,280
                                                    =========    =========          =========    =========
     Weighted average common shares outstanding -
     diluted (thousands)                              138,316      212,186            138,268      212,280
                                                    =========    =========          =========    =========

                      HANOVER DIRECT, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (In thousands of dollars)
                                   (Unaudited)

                                                                              For the 39- Weeks Ended
                                                                         ----------------------------------
                                                                             September 28,  September 29,
                                                                                 2002          2001
                                                                          --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                      $ (4,206)   $ (1,716)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization, including deferred fees                      5,483       6,147
     Special charges                                                              --         2,389
     Gain on sale of Improvements                                                 (318)    (22,818)
     Gain on sale of Kindig Lane                                                  --        (1,529)
     Compensation expense related to stock options                                 724       1,601
Changes in assets and liabilities, net of sale of business:
     Accounts receivable, net                                                    3,863       9,729
     Inventories                                                                   972         (56)
     Prepaid catalog costs                                                      (4,231)     (2,300)
     Accounts payable                                                             (860)    (10,245)
     Accrued liabilities                                                        (5,692)    (12,101)
     Customer prepayments and credits                                            2,255         931
     Other non-current liabilities                                              (1,914)     (2,070)
     Other, net                                                                   (692)         14
                                                                              --------    --------
Net cash used in operating activities                                           (4,616)    (32,024)
                                                                              --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisitions of property and equipment                                       (597)     (1,459)
     Proceeds from sale of Improvements                                            318      30,235
     Proceeds from sale of Kindig Lane                                            --         4,671
                                                                              --------    --------
Net cash (used) provided by investing activities                                  (279)     33,447
                                                                              --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net borrowings under Congress revolving loan facility                       3,419       4,674
     Borrowings under Congress Tranche B term loan facility                      3,500        --
     Payments under Congress Tranche A term loan facility                       (1,493)     (4,710)
     Payments under Congress Tranche B term loan facility                         (864)       (801)
     Payments under capital lease obligations                                     (102)        (91)
     Borrowings under capital lease obligations                                     32        --
     Series B Preferred Stock Transaction Cost Adjustment                          216        --
     Redemption of 7.5% Convertible Debentures                                    --          (751)
     Other, net                                                                     25         (28)
                                                                              --------    --------
Net cash provided (used) by financing activities                                 4,733      (1,707)
                                                                              --------    --------
Net decrease in cash and cash equivalents                                         (162)       (284)
Cash and cash equivalents at the beginning of the year                           1,121       1,691
                                                                              --------    --------
Cash and cash equivalents at the end of the period                            $    959    $  1,407
                                                                              ========    ========

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
     Interest                                                                 $  2,451    $  4,064
                                                                              ========    ========
     Income taxes                                                             $    193    $    122
                                                                              ========    ========
Non-cash investing and financing activities:
     Series B Participating Preferred Stock redemption
 price increase                                                               $ 10,593 $      --
                                                                              ========    ========
     Stock dividend and accretion of Series A Cumulative
  Participating Preferred Stock                                             $     --      $  8,956
                                                                              ========    ========